SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13d - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. )*
Trees Corp.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
36930V100
(CUSIP Number)
September 15, 2022
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

TCM Tactical Opportunities Fund II LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,912,349*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,912,349*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,912,349*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.8%

12.	TYPE OF REPORTING PERSON

PN
* Including 4,912,349 shares of Common Stock issuable upon the exercise of certain warrants of the Issuer held by TCM Tactical Opportunities Fund II LP, in the form attached as an exhibit to the Issuer’s Current Report on Form 8-K, dated September 19, 2022, but not including the conversion of certain Senior Secured Promissory Notes of the Issuer held by TCM Tactical Opportunities Fund II LP, in the form attached as an exhibit to the Issuer’s Current Report on Form 8-K, dated September 19, 2022, that are not convertible within the next 60 days.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Context|TCM Series Fund LP - Context|TCM Tactical Opportunities Series

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,632,800*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,632,800*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,632,800*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.6%

12.	TYPE OF REPORTING PERSON

PN
* Including 1,632,800 shares of Common Stock issuable upon the exercise of certain warrants of the Issuer held by Context|TCM Series Fund LP - Context|TCM Tactical Opportunities Series, in the form attached as an exhibit to the Issuer’s Current Report on Form 8-K, dated September 19, 2022.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Troob Capital Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,912,349*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,912,349*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,912,349*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.8%

12.	TYPE OF REPORTING PERSON

OO
* Including 4,912,349 shares of Common Stock issuable upon the exercise of certain warrants of the Issuer held by TCM Tactical Opportunities Fund II LP, in the form attached as an exhibit to the Issuer’s Current Report on Form 8-K, dated September 19, 2022, but not including the conversion of certain Senior Secured Promissory Notes of the Issuer held by TCM Tactical Opportunities Fund II LP, in the form attached as an exhibit to the Issuer’s Current Report on Form 8-K, dated September 19, 2022, that are not convertible within the next 60 days.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Context|TCM Tactical Opportunities LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,632,800*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,632,800*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,632,800*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.6%

12.	TYPE OF REPORTING PERSON

OO
* Including 1,632,800 shares of Common Stock issuable upon the exercise of certain warrants of the Issuer held by Context|TCM Series Fund LP - Context|TCM Tactical Opportunities Series, in the form attached as an exhibit to the Issuer’s Current Report on Form 8-K, dated September 19, 2022.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Douglas M. Troob

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,545,149*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,545,149*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,545,149*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.4%

12.	TYPE OF REPORTING PERSON

IN
* Including 6,545,149 shares of Common Stock issuable upon the exercise of certain warrants of the Issuer held by TCM Tactical Opportunities Fund II LP and Context|TCM Series Fund LP - Context|TCM Tactical Opportunities Series, in the form attached as an exhibit to the Issuer’s Current Report on Form 8-K, dated September 19, 2022, but not including the conversion of certain Senior Secured Promissory Notes of the Issuer held by TCM Tactical Opportunities Fund II LP, in the form attached as an exhibit to the Issuer’s Current Report on Form 8-K, dated September 19, 2022, that are not convertible within the next 60 days.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter J. Troob

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,545,149*

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,545,149*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,545,149*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.4%

12.	TYPE OF REPORTING PERSON

IN
* Including 6,545,149 shares of Common Stock issuable upon the exercise of certain warrants of the Issuer held by TCM Tactical Opportunities Fund II LP and Context|TCM Series Fund LP - Context|TCM Tactical Opportunities Series, in the form attached as an exhibit to the Issuer’s Current Report on Form 8-K, dated September 19, 2022, but not including the conversion of certain Senior Secured Promissory Notes of the Issuer held by TCM Tactical Opportunities Fund II LP, in the form attached as an exhibit to the Issuer’s Current Report on Form 8-K, dated September 19, 2022, that are not convertible within the next 60 days.

Item 1(a).	Name of Issuer:
Trees Corp. (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices:
1901 S Navajo Street, Denver, CO 80223.
Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:
•	TCM Tactical Opportunities Fund II LP (“Tactical Opportunities Fund”);

•	Troob Capital Advisors LLC (“Capital Advisors”);

•	Context|TCM Series Fund LP - Context|TCM Tactical Opportunities Series (“Context|TCM Series”);

•	Context|TCM Tactical Opportunities LLC (“Context|TCM LLC”);

•	Douglas M. Troob; and

•	Peter J. Troob.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address for each of the Reporting Persons is 777 Westchester Avenue, Suite 203, White Plains, New York 10604.
Item 2(c).	Citizenship:
Tactical Opportunities Fund is a Delaware limited partnership. Context|TCM Series is a series of a Delaware series limited partnership. Each of Capital Advisors and Context|TCM LLC are Delaware limited liability companies. Each of Douglas M. Troob and Peter J. Troob are citizens of the United States.
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.001 per share (the “Common Stock”)
Item 2(e).	CUSIP Number:
36930V100
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[x]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.                          Ownership.
(a)	Amount beneficially owned:
As of September 23, 2022, Tactical Opportunities Fund beneficially owned 4,912,349 shares of Common Stock, which includes 4,912,349 shares of Common Stock issuable upon the exercise of certain warrants of the Issuer, in the form attached as an exhibit to the Issuer’s Current Report on Form 8-K, dated September 19, 2022 (the “Warrants”) held by it, but not including the conversion of certain Senior Secured Promissory Notes of the Issuer, in the form attached as an exhibit to the Issuer’s Current Report on Form 8-K, dated September 19, 2022 (the “Notes”), held by it, that are not convertible within the next 60 days.
Capital Advisors, as the investment manager of Tactical Opportunities Fund, may be deemed to beneficially own the shares of Common Stock beneficially owned by Tactical Opportunities Fund.
As of September 23, 2022, Context|TCM Series beneficially owned 1,632,800 shares of Common Stock, which includes 1,632,800 shares of Common Stock issuable upon the exercise of Warrants held by it.
Context|TCM LLC, as the investment manager of Context|TCM Series, may be deemed to beneficially own the shares of Common Stock beneficially owned by Context|TCM Series.
Each of Douglas M. Troob and Peter J. Troob, as the Managing Members of Capital Advisors and as Managers of Context|TCM LLC, may be deemed to beneficially own the shares of Common Stock beneficially owned by each of Capital Advisors and Context|TCM LLC.
(b)	Percent of Class:
The following percentage is based on 102,737,333 shares of Common Stock outstanding, which is the sum of (i) 96,192,184 shares of Common Stock outstanding as of August 9, 2022, in the form attached as an exhibit to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2022, and (ii) 6,545,149 shares of Common Stock issuable upon the exercise of the Warrants.
As of September 23, 2022, the Reporting Persons may be deemed to beneficially own approximately 6.4% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote of shares of Common Stock:
See Cover Pages Items 5-9.
(ii)	Shared power to vote or to direct the vote of shares of Common Stock:
See Cover Pages Items 5-9.
(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:
See Cover Pages Items 5-9.
(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:
See Cover Pages Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated: September 23, 2022
TCM TACTICAL OPPORTUNITIES FUND II LP*
By: Troob Capital Management LLC, its General Partner

By:	/s/ Douglas M. Troob
Douglas M. Troob,
Managing Member

CONTEXT|TCM SERIES FUND LP - CONTEXT|TCM TACTICAL OPPORTUNITIES SERIES*
By: Context|TCM Tactical Opportunities GP, LLC, its General Partner By: TCM Private Capital Advisors LLC, its Managing Member

By:	/s/ Douglas M. Troob
Douglas M. Troob,
Manager

TROOB CAPITAL ADVISORS LLC*

By:	/s/ Douglas M. Troob
Douglas M. Troob,
Managing Member

CONTEXT|TCM TACTICAL OPPORTUNITIES LLC*

By:	/s/ Douglas M. Troob
Douglas M. Troob,
Manager

/s/ Douglas M. Troob
DOUGLAS M. TROOB*

/s/ Peter J. Troob
PETER J. TROOB*

*The Reporting Persons disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of Common Stock of Trees Corp. dated as of  September 23, 2022, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.
Dated: September 23, 2022
TCM TACTICAL OPPORTUNITIES FUND II LP
By: Troob Capital Management LLC, its General Partner

By:	/s/ Douglas M. Troob
Douglas M. Troob,
Managing Member

CONTEXT|TCM SERIES FUND LP - CONTEXT|TCM TACTICAL OPPORTUNITIES SERIES
By: Context|TCM Tactical Opportunities GP, LLC, its General Partner By: TCM Private Capital Advisors LLC, its Managing Member

By:	/s/ Douglas M. Troob
Douglas M. Troob,
Manager

TROOB CAPITAL ADVISORS LLC

By:	/s/ Douglas M. Troob
Douglas M. Troob,
Managing Member

CONTEXT|TCM TACTICAL OPPORTUNITIES LLC

By:	/s/ Douglas M. Troob
Douglas M. Troob,
Manager

/s/ Douglas M. Troob
DOUGLAS M. TROOB

/s/ Peter J. Troob
PETER J. TROOB